SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K






(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the fiscal year ended:  December 31, 2002

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from  _______________  to _______________________


                          Commission file number 1-2384


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                THE TRW EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                              THE TRW EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


Dated:  June 30, 2003             /s/ J. Michael Hateley
                                  _____________________________________________
                              By  J. Michael Hateley

THE TRW EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT AUDITORS                                                1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits                             2

  Statement of Changes in Net Assets Available for Benefits                   3

  Notes to Financial Statements                                            4-10

Schedule H, Line 4(i) - Schedule of Assets                                11-14

Schedule H, Line 5(j) - Schedule of Reportable Transactions                  15

                         Report of Independent Auditors


Board of Administration
The TRW Employee Stock Ownership
   and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/ Ernst & Young LLP

Cleveland, Ohio
May 21, 2003

               The TRW Employee Stock Ownership and Savings Plan

                Statements of Net Assets Available for Benefits

                                                             December 31
                                                        2002             2001
                                                 -------------------------------
ASSETS
Investments:
  TRW Inc. common stock                          $            -   $  803,311,425
  Northrop Grumman Corporation common stock         951,008,588                -
  Guaranteed investment contracts                   559,930,307      513,028,461
  Registered investment companies                   468,660,781      505,785,759
  Common trust funds                                646,837,472      861,475,391
  Self-directed brokerage accounts                   22,629,763       24,810,660
  Participant loans receivable                       51,161,068       57,761,473
                                                 -------------------------------
Total investments                                 2,700,227,979    2,766,173,169
Receivable for investments sold                               -          100,697
Employer contribution receivable                      3,218,975                -
Receivable from other funds                             122,868          714,752
                                                 -------------------------------
Total assets                                      2,703,569,822    2,766,988,618

LIABILITIES
Accrued expenses                                        727,727          356,303
Payable for portfolio shares redeemed                         -          694,434
                                                 -------------------------------
Total liabilities                                       727,727        1,050,737
                                                 -------------------------------
Net assets available for benefits                $2,702,842,095   $2,765,937,881
                                                 ===============================

                                                                               2
See accompanying notes.

               The TRW Employee Stock Ownership and Savings Plan

           Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2002


ADDITIONS
Investment income:
  Dividends                                                     $    53,384,429
  Interest                                                            4,373,219
  Net appreciation in fair value of investments                      16,981,359
                                                                ---------------
Total investment income                                              74,739,007

Contributions:
  Employer                                                           60,989,401
  Employee                                                          168,998,760
  Rollovers                                                           8,458,886
                                                                ---------------
Total contributions                                                 238,447,047

Transfers from other plans                                            2,368,348
                                                                ---------------
Total additions                                                     315,554,402

DEDUCTIONS
Distributions                                                       371,833,591
Participant loans deemed distributions                                5,651,604
Administrative expenses                                               1,164,993
                                                                ---------------
Total deductions                                                    378,650,188
                                                                ---------------

Net decrease                                                        (63,095,786)
Net assets available for benefits at beginning
  of year                                                         2,765,937,881
                                                                ---------------
Net assets available for benefits at end of year                $ 2,702,842,095
                                                                ===============



See accompanying notes.

              The TRW Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002


1. Description of the Plan

The following description of The TRW Employee Stock Ownership and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is governed by the Internal Revenue Code and related legislation.

The Plan is a qualified employee stock ownership plan sponsored by Northrop Grumman Space and Mission Systems Corp (the "Company"), which was formerly known as TRW Inc. (TRW). The Plan was initially established on January 1, 1968 and amended on January 1, 1987 to constitute a combined profit sharing and employee stock ownership plan, and covers substantially all domestic employees who have been employed for at least three months. The Plan's assets are held by Putnam Investment Company, as Trustee of the Plan.

On December 11, 2002, Northrop Grumman Corporation (Northrop Grumman) completed the purchase of 100% of the common stock of TRW. Effective February 28, 2003, Northrop Grumman sold the Company's automotive business to The Blackstone Group. Former employees of the Company and certain of its subsidiaries associated with the sold automotive business terminated their participation in the Plan as of that date and will be eligible for a distribution from the Plan.

Participant Contributions

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a pre-tax basis by way of salary reduction; such contributions are made in increments of 1% of qualifying compensation and cannot exceed $11,000 for participants under the age of 50 and $12,000 for participants age 50 or over in 2002. Participants may also elect to contribute, in increments of 1%, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant's account (including pre-tax, after-tax and Company matching contributions) and to any other defined contribution plan are limited to the lesser of $40,000 or 100% of the participant's annual compensation.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1%, in one or more of the investment funds. Fund elections may be changed at any time. Employee contributions are not eligible to be invested in the Northrop Grumman Stock Fund.

              The TRW Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

Employer Contributions

The Company contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant's before-tax contributions to a maximum of 3% of each participant's qualifying compensation. Participants immediately vest in the TRW matching contributions. Prior to December 11, 2002, all matching contributions were invested in the TRW Stock Fund and were not eligible to be transferred, except under special circumstances. As of December 11, 2002, assets of the TRW Stock Fund were transferred to the Northrop Grumman Stock Fund at a ratio of 0.5357 Northrop Grumman share per TRW share.

After December 11, 2002, employer contributions are allocated by participants among the investment options offered by the Plan, excluding the Northrop Grumman Stock Fund.

Withdrawals and Distributions

Upon termination of employment, participants may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum, except a participant whose account balance exceeds $5,000 may defer his or her payments until he or she reaches age 70-1/2. Participants receive the value of their TRW or Northrop Grumman shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participants who have attained age 55 as of the end of the preceding fiscal year-end and participated in the Plan at least ten years may elect, within an election period during each of the succeeding six consecutive plan years, to receive a special ESOP distribution or may transfer the applicable amount to one or more investment funds under the Plan. The number of shares eligible for the annual election is 50% of the total number of shares of TRW or Northrop Grumman common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

              The TRW Employee Stock Ownership and Savings Plan

1. Description of the Plan (continued)

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their pre-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant's total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus 1%) and the repayment period cannot be less than one year or more than five years.

Other

Although it has not expressed any intent to do so, the Company reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant's account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan's Participant Service Center and the Plan's website, and annual prospectus for a more complete description of the Plan's provisions.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Investments, other than guaranteed investment contracts, are stated at fair value. Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the underlying assets of the fund. The participant loans are valued at their outstanding balances, which approximate fair value.

              The TRW Employee Stock Ownership and Savings Plan

2. Significant Accounting Policies (continued)

Guaranteed investment contracts are stated at contract value, which represent contributions made under the contract, plus income received thereon, less distributions and administrative expense payments. Contract value approximates fair value. All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 2002 and 2001, approximately $49 million and $43 million was invested in general account assets, $70 million and $80 million in separate account assets, and $441 million and $390 million in investment contracts owned directly by the Plan, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 5.54% and 6.39% in 2002 and 2001, respectively. The crediting interest rate for all investment contracts was 5.15% at December 31, 2002 and 6.00% at December 31, 2001.

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. Investments

During the year ended December 31, 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

  TRW Inc. common stock                                   $ 311,594,368
  Northrop Grumman Corporation common stock                   6,131,427
  Common trust funds                                       (176,431,959)
  Shares of registered investment companies                (112,954,014)
  Brokerage account                                         (11,358,463)
                                                          -------------
  Net appreciation                                        $  16,981,359
                                                          =============

              The TRW Employee Stock Ownership and Savings Plan

3. Investments (continued)

The self-directed brokerage account investments are held in the Harris Direct (formerly CSFB Direct) Securities Account. As of December 31, 2002, these investments consisted of $16,014,323 of stocks--common and preferred, $6,007,294 of shares of registered investment companies, and $608,146 of bonds and notes.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                         December 31
                                                    2002             2001
                                              ------------------------------

  TRW Inc. common stock*                                       $ 803,311,425
  Northrop Grumman Corporation common
     stock*                                   $ 951,008,588
  Putnam S&P 500 Index Fund (TRW)               503,680,544      687,506,657
  PIMCO Total Return Fund                       142,457,358
  Putnam Small Company Equity Portfolio
    Fund (TRW)                                                   140,856,954

   * Nonparticipant-directed

4. Nonparticipant-Directed Investments

The TRW and Northrop  Grumman Stock Funds contain  participant  account balances
related   to   the   TRW    matching    contribution    which   is    considered
nonparticipant-directed.

              The TRW Employee Stock Ownership and Savings Plan

4. Nonparticipant-Directed Investments (continued)

The following represents the net assets and the significant components of the changes in net assets for nonparticipant-directed investments:

                                                         December 31
                                                    2002             2001
                                              ------------------------------

  Net assets:
    Assets:
     Northrop Grumman Corporation
       common stock                           $ 648,757,923    $           -
     TRW Inc. common stock                                -      483,816,936
    Liability:
     Accrued expenses                               153,348           18,862
                                             -------------------------------
                                              $ 648,604,575    $ 483,798,074
                                             ===============================

                                                                Year ended
                                                                December 31,
                                                                    2002
                                                              ----------------
  Changes in net assets:
    Additions:
     Employer contributions                                    $  53,563,840
     Dividends                                                     8,892,423
     Net appreciation in fair value of common stock              195,605,682
                                                               -------------
                                                                 258,061,945

    Deductions:
     Distributions                                                83,903,808
     Administrative expenses                                         386,250
     Transfers to participant directed funds                       8,965,386
                                                               -------------
                                                                  93,255,444
                                                               -------------
                                                               $ 164,806,501
                                                               =============

              The TRW Employee Stock Ownership and Savings Plan

5. Administrative Expenses

Generally, trustee and custodian fees, investment manager fees, brokerage fees, certain plan administration costs incurred by the Company, and other fund-related expenses are charged back to the funds for which the expenses are incurred. The charges to audit the Plan, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the Plan as of the previous quarter-end.

6. Federal Income Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determined letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Transactions with Parties-in-Interest

Party-in-interest transactions include the purchase and sale of investments managed by the Plan's Trustee, Putnam Investments; any transactions with TRW or Northrop Grumman common stock, and payments to the Company for certain plan administrative costs.

Putnam Investments managed assets of the Plan of $813,847,501 and $1,054,745,176 as of December 31, 2002 and 2001, respectively. No trustee fees were paid to Putnam in 2002. During 2002, the Plan received $12,422,534 in dividends related to investments in TRW common stock.

8. Transfer of Assets from Other Plans

During 2002, assets from the 401(k) plans associated with the Network 6 acquisition by TRW Systems in 2001, were merged into the Plan. The transfer of assets of $2,368,348 is shown on the financial statements as "Transfer from Other Plan."

                 The TRW Employee Stock Ownership and Savings Plan

                      EIN:  34-0575430      Plan Number:  027

                    Schedule H, Line 4(i)-Schedule of Assets
                             (Held at End of Year)

                               December 31, 2002

                                                   Number of                    Current
                    Description                     Shares        Cost**         Value
------------------------------------------------------------------------------------------
   Common Stock
*  Northrop Grumman Corporation Common Stock      9,804,212  $ 946,106,458   $ 951,008,588

   Guaranteed Investment Contracts
   Security Backed Investments:
      INVESCO Group Trust
          Beta Fund-INVESCO:
              Continental Assurance Co., Contract
                 63005575, due December 15, 2020, 6.01%                          6,645,225

         Gamma Fund-INVESCO:
              JPMorgan Chase Bank, Contract
                401743-G, 5.77%, set annually                                   20,400,765

        Theta Fund-PIMCO:
            JPMorgan Chase Bank, Contract
               ATRW-TH, 6.93%, set annually                                     72,239,862

        Kappa Fund-Putnam:
          Bank of America NT & SA, Contract
              02-028, 5.87%, set annually                                       29,271,482

   Omicron Fund-INVESCO:
   Caisse des Depots (CDC), Contract
   1115-01, 2.11%, set annually                                                 11,091,070

   Intermediate Government Fund-INVESCO:
   State Street Bank & Trust, Contract
   102059, 3.14%, set annually                                                  10,100,452

   High Quality Structured Securities-INVESCO:
   Allstate Life Ins. Co., Contract
       77182, 4.32%, set annually                                              115,427,201

                 The TRW Employee Stock Ownership and Savings Plan

                      EIN:  34-0575430      Plan Number:  027

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (Continued)

                                                   Number of                    Current
                    Description                     Shares        Cost**         Value
------------------------------------------------------------------------------------------
   Guaranteed Investment Contracts (continued)
   Short Term Bond Fund-INVESCO:
   State Street Bank & Trust, Contract
       102,070, 1.99%, set annually                                               31,036,102
                                                                               -------------
                                                                                 296,212,159
   Separate Accounts:
   ING Life Ins. & Ann. Co.:
   Contract 14612, 5.45%, set annually                                            34,387,141

       John Hancock Mutual Life:
       Contract 8712, due June 30, 2003, 6.60%                                     2,400,420
       Contract 7441, 7.24%, set annually                                         33,493,293
                                                                               -------------
                                                                                  70,280,854
   Synthetics:
      Monumental Life Ins. Co.:
      Contract 00090TR, 6.35%, set annually                                       36,867,463

      Rabobank Nederland:
      Contract TRW090001, 4.88%, set annually                                     45,128,145

      State Street Bank & Trust:
      Contract 98149, 6.22%, set annually                                         22,429,288

      UBS AG
      Contract 5086, 5.59%, set annually                                          39,522,548
                                                                               -------------
                                                                                 143,947,444
   General Account Investments:
   Fixed Rate & Fixed Term:
   GE Life & Annuity Asr Co.
   Contract GS-3534, due March 29, 2004,  5.43%                                    8,784,833
   Metropolitan Life Ins. Co.
   Contract 25814, due February 18, 2003,  5.74%                                   7,765,864

                 The TRW Employee Stock Ownership and Savings Plan

                      EIN:  34-0575430      Plan Number:  027

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (Continued)

                                                   Number of                    Current
                    Description                     Shares        Cost**         Value
------------------------------------------------------------------------------------------
   Guaranteed Investment Contracts (continued)
   General Account Investments:
   Fixed Rate & Fixed Term:
   Monumental Life Ins. Co.
   Contract MDA263FR, due September 6, 2005,  5.51%                                5,363,831
   Travelers Ins. Companies
   Contract GR-18404, due September 26, 2005,  3.26%                               5,044,139
                                                                             ---------------
                                                                                  26,958,667
   Variable Rate & Fixed Term:
   John Hancock Mutual Life:
   Contract 14909GAC, due May 1, 2003, 2.15%                                       6,021,338

   Cash & equivalents:
*      Putnam Fiduciary Trust, Contract
       100232, due January 1, 2003 1.37%                                          16,509,845
                                                                             ---------------
   Total Guaranteed Investment Contracts                                         559,930,307

   Common Trust Funds
*  Putnam S&P 500 Index Fund (TRW)                                               503,680,544
*  Putnam Small Company Equity Portfolio Fund (TRW)                              112,095,171
   Alliance Bernstein Strategic Bank Collective Trust                              1,179,477
*  Putnam Bond Index Fund                                                         29,882,280
                                                                             ---------------
                                                                                 646,837,472
   Shares of Registered Investment Companies
   PBHG Emerging Growth Fund                                                      36,062,924
   Bernstein International Value Portfolio II                                     23,464,119
*  Putnam Investors Fund                                                          90,276,321
   PIMCO Total Return Fund                                                       142,457,358
*  Putnam International Growth Fund                                               26,379,789
*  Putnam Vista Fund                                                              26,544,144
   Fidelity Magellan Fund                                                        105,549,927
   Alliance Bernstein Small-Cap Value Fund                                         1,806,635
   Ariel Appreciation Fund                                                         3,844,058
   Lord Abbett Mid-Cap Value Fund                                                  3,796,099
*  Putnam Voyager Fund                                                             1,267,436
*  Putnam Money Market Fund                                                        7,211,971
                                                                             ---------------
                                                                                 468,660,781

                 The TRW Employee Stock Ownership and Savings Plan

                      EIN:  34-0575430      Plan Number:  027

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (Continued)

                                                   Number of                    Current
                    Description                     Shares        Cost**         Value
------------------------------------------------------------------------------------------

   Harris Direct Securities Brokerage Account                                     22,629,763

*  Participant Loans                               At interest rates
                                                   ranging from 5.25%
                                                    to 11.5%                      51,161,068
                                                                             ---------------
   Total assets held                                                         $ 2,700,227,979
                                                                             ===============

*  Indicates party-in-interest.
** Cost presented for nonparticipant-directed investments only.

                 The TRW Employee Stock Ownership and Savings Plan

                      EIN:  34-0575430      Plan Number:  027

            Schedule H, Line 4(j)-Schedule of Reportable Transactions

                          Year ended December 31, 2002

                                                                                                     Current
                                                                                                    Value of
                                                                                                    Asset on
                                         Purchase            Selling            Cost of            Transaction            Net Gain
       Description of Assets               Price              Price              Asset                Date                or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (i)-Single transactions in excess of 5 percent of plan assets

TRW Inc. Common Stock                                       $ 950,960,238        $ 731,935,259       $ 950,960,238     $ 219,024,979

Northrop Grumman Corporation
Common Stock                              $ 949,952,776                            949,952,776         949,952,776                 -

Category (iii)-Series of transactions in excess of 5 percent of plan assets

TRW Inc. Common Stock                       154,032,118                            154,032,118         154,032,118                 -
                                                            1,268,937,904          982,110,195       1,268,937,904       286,827,709

Northrop Grumman Corporation
Common Stock                                950,370,999                            950,370,999         950,370,999                 -
                                                                5,493,837            4,301,056           5,493,837         1,192,781


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 2002.

                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Consent of Independent Auditors

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002